EXHIBIT 99.1

MOGO ANNOUNCES RESULTS OF ITS ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

June 27, 2023, Vancouver – The annual general and special meeting of shareholders (the "Meeting") of Mogo Inc. (NASDAQ: MOGO) (TSX: MOGO;) ("Mogo" or the "Company"), one of Canada’s leading financial technology companies, was held today via live audiocast online and the Company is pleased to announce that all resolutions put forward, being the election of directors, the appointment of the auditors of the Company and the approval of a consolidation resolution in respect of the common shares of the Company at the discretion of the board of directors, were approved. Each of the matters voted upon at the Meeting is discussed in detail in the Company’s management information circular dated May 29, 2023 (the “Circular”), which can be found under the Company’s profile on SEDAR (www.sedar.com).

The total number of votes cast by shareholders by proxy or online at the Meeting was 25,831,298 votes, representing 34.46% of the Company's outstanding shares as at May 29, 2023. The voting results are detailed below.

Election of Directors

The nominees listed in the Circular were elected as directors of Mogo. Detailed results of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	17,498,435	90.09%	1,925,823	9.91%
Gregory Feller	17,230,270	88.70%	2,193,988	11.30%
Michael Wekerle	15,604,398	80.33%	3,819,860	19.67%
Christopher Payne	15,906,961	81.89%	3,517,297	18.11%
Kees Van Winters	17,599,378	90.61%	1,824,880	9.39%
Kristin McAlister	17,644,239	90.84%	1,780,019	9.16%

Appointment of Auditor

KPMG LLP was re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company's board of directors. Detailed results of the vote are as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
25,602,354	99.11%	228,944	0.89%

Approval of Share Consolidation

A special resolution authorizing the board of directors of the Company (the "Board") to effect a consolidation of all of the issued and outstanding common shares of the Company on the basis of a consolidation ratio, to be determined by the Board, of up to four (4) pre-consolidation common shares for one (1) post-consolidation common share, effective as at the discretion of the Board, provided that the effective date shall be before July 1, 2025, was passed by the shareholders of the Company. Detailed results of the vote are as follows:

Votes For	% Votes For	Votes Against	% Votes Against
24,120,907	93.38%	1,710,389	6.62%

The Company has filed a report of voting results on all resolutions voted upon at the Meeting under its profile on SEDAR at www.sedar.com.

About Mogo

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s trade app, MogoTrade, offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages. Through Mogo’s wholly-owned subsidiary, Carta Worldwide, we also offer a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

investors@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

646-829-9701

shamsian@lythampartners.com